UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

Commission File Number: 001-14568

IPSCO INC.

(Exact name of registrant as specified in its charter)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____

Form 40-F   x

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). _____

Note:  Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): _____

Note:  Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holder, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes

[   ]

No

[ x ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-_____.

Exhibit Index

Exhibit #	Description	Page #
I	News Release – IPSCO Reports Record Earnings in Second Quarter	1-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: July 22, 2004

By: s/George Valentine

_______________________

George Valentine

Vice President, General Counsel

and Corporate Secretary

                                                                                                                                                                     News Release

For Release July 22, 2004, 6:00 am EDST

IPSCO REPORTS RECORD EARNINGS IN SECOND QUARTER

RESULTS ARE REPORTED IN U.S. DOLLARS

[Lisle, Illinois] [July 22, 2004] -- IPSCO Inc. (NYSE/TSX: IPS) announced today record quarterly earnings attributable to common shareholders of $66.4 million, or $1.22 per diluted share for the quarter ending June 30, 2004. This compares to a net loss of $0.14 per diluted share in the second quarter of 2003 and net earnings of $0.57 per diluted share the first quarter of 2004. IPSCO’s trailing 12-month return on capital has now reached 13%, the median reported by Standard & Poor’s for BBB-rated industrial companies for the years 2000 - 2002. As of the beginning of the second quarter of 2004, the Company implemented a change in accounting regarding maintenance reserves which the Company believes more appropriately recognizes such costs in the period incurred. The impact of the change on the second quarter of 2004 was negligible. Results of prior comparative periods have been adjusted to retroactively reflect the accounting change.

During the quarter, IPSCO redeemed the Company’s outstanding preferred shares. As a result of the redemption, diluted earnings per share increased by $0.06 for the second quarter and $0.03 for the six months ended June 30, 2004.

Throughout the quarter, product demand on IPSCO’s steel manufacturing facilities continued to exceed available capacity. Energy tubular shipments in the second quarter, a lower demand period, were higher than recent historical levels. Drilling activity in Western Canada increased sharply late in the quarter and U.S. demand for tubular products remained strong. Year over year second quarter cost of production increased, most markedly scrap which was up over 65%. This increase in scrap cost has been addressed through introduction of a raw material surcharge effective January 1, 2004. Overall, results were driven by strong global market conditions combined with good operational performance.

Net income attributable to common shareholders was $97.7 million for the first six months of 2004, or $1.78 per diluted share. This compares to a net loss of $3.5 million, or $0.07 per diluted share, for the first six months of 2003.

Sales for the quarter set a new record at $548.3 million, up $250.1 million or 84% over the same period last year. Price, volume and mix all contributed to this growth.  Sales were up $65.4 million, or 14%, over the prior quarter. Overall higher prices and improved mix help to offset the seasonal decline in volume in the tubular market. Year to date sales totaled
$1.0 billion, an increase of 78% over the first six months of 2003. Steel mill product sales of $349.6 million were 89% higher than the second quarter of 2003. Tubular product sales of $198.7 million were 75% higher than last year.

EXHIBIT I

“With our modern facilities and cost efficient operations, IPSCO was well positioned to capitalize on business when economic conditions improved in the industrial sectors. IPSCO has reported record earnings for two consecutive quarters primarily due to the favorable market conditions. However, we are also reporting operating margins per ton that are among best in class,” said David Sutherland, the Company’s President and Chief Executive Officer.

“During this period of rapidly changing market dynamics, we are working hard to address the interests of our customers and stakeholders. We are committed to positioning the Company to be a long-term sustainable supplier to the steel markets we serve,” concluded Sutherland.

Demand for IPSCO’s products remains strong in this environment with the third quarter fully committed. Given scrap prices have again increased at the start of the third quarter, the raw material surcharge has been adjusted accordingly. The seasonal pick up in tubular products is expected to continue in the third quarter, further contributing to another anticipated record quarter. IPSCO expects earnings in the third quarter to exceed second quarter earnings.

IPSCO is an electric furnace flat rolled steel producer and a leader in the development of high strength steel and pipe. Headquartered in Lisle, Illinois, it operates facilities in the U.S. and Canada with the capacity to make 3,500,000 tons of steel annually. Utilizing electric arc furnaces, the steelworks melt steel scrap, and with the addition of appropriate alloys, create numerous grades and strengths of hot rolled discrete plate and coil. Steel can then be further processed at IPSCO's temper leveling and coil processing facilities. In addition, IPSCO's pipemaking facilities across the U.S. and Canada can produce square, rectangular, and round tubular products in various diameters up to 80”.

IPSCO invites investors and other interested parties to listen on the Internet to its live conference call with David Sutherland, President and CEO and Vicki Avril, Senior Vice President and CFO on July 22, 2004 at 10:00 am EDT. If you are unable to listen to the webcast live, the entire conference will be archived on the company’s web site at www.ipsco.com.

This news release contains forward-looking information with respect to IPSCO’s operations and beliefs. Actual results may differ from these forward-looking statements due to numerous factors, including, but not limited to, weather conditions affecting the oil patch; drilling rig availability; demand for oil and gas; supply, demand and price for scrap metal and other raw materials; supply, demand and price for electricity and natural gas; demand and prices for products produced by IPSCO; general economic conditions and changes in financial markets. These and other factors are outlined in IPSCO’s regulatory filings with the Canadian securities regulators (at www.sedar.com) and the Securities and Exchange Commission, including those in IPSCO’s Annual Report for 2003, its MD&A, particularly as discussed under the heading “Business Risks and Uncertainties,” its Annual Information Form, and its Form 40-F.

Company Contact:

Vicki Avril

Senior Vice President and Chief Financial Officer

IPSCO

Tel. (630) 810-4769

Release #04-24

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